Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-277211
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Product Supplement EQUITY ARN-1 dated March 26, 2024)

3,220,814 Units
$10 principal amount per unit
CUSIP No. 40443V854

| | |
|---|---|
| Pricing Date | May 30, 2024 |
| Settlement Date | June 6, 2024 |
| Maturity Date | July 25, 2025 |



# Accelerated Return Notes® Linked to the Energy Select Sector SPDR® Fund

- Maturity of approximately 14 months

- 3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of 24.52%

- 1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"

- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is $9.75 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

―――――――――

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

―――――――――

| | Per Unit | Total |
|---|---|---|
| Public offering price[1] ............................. | $10.000 | $32,185,917.30 |
| Underwriting discount[1] ........................... | $ 0.175 | $ 541,419.75 |
| Proceeds, before expenses, to HSBC ..... | $ 9.825 | $31,644,497.55 |

(1) The public offering price and the underwriting discount for an aggregate of 444,454 units purchased in a single transaction of 300,000 units or more by an individual investor are $9.950 per unit and $0.125 per unit, respectively. See "Supplement to the Plan of Distribution" below.

**The notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**BofA Securities**

May 30, 2024

# Accelerated Return Notes®
Linked to the Energy Select Sector SPDR® Fund, due July 25, 2025

# Summary

The Accelerated Return Notes® Linked to the Energy Select Sector SPDR® Fund, due July 25, 2025 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Energy Select Sector SPDR® Fund (the "Underlying Fund"), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, reduced the economic terms of the notes (including the Capped Value).

## Terms of the Notes

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Principal Amount:** | $10.00 per unit |
| **Term:** | Approximately 14 months |
| **Market Measure:** | The Energy Select Sector SPDR® Fund (Bloomberg symbol: "XLE"). |
| **Starting Value:** | 90.94 |
| **Ending Value:** | The average of the products of the Closing Market Price of the Underlying Fund on each calculation day during the Maturity Valuation Period times the Price Multiplier as of that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY ARN-1. |
| **Participation Rate:** | 300% |
| **Capped Value:** | $12.452 per unit, which represents a return of 24.52% over the principal amount. |
| **Maturity Valuation Period:** | July 16, 2025, July 17, 2025, July 18, 2025, July 21, 2025 and July 22, 2025 |
| **Price Multiplier:** | 1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-26 of product supplement EQUITY ARN-1. |
| **Fees Charged:** | The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-11. |
| **Calculation Agent:** | BofA Securities, Inc. ("BofAS") and HSBC, acting jointly. |

## Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



Is the Ending Value greater than the Starting Value?

**Yes** — You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[ \$10 \times \text{Participation Rate} \times \left( \frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right]$$

**No** — You will receive per unit:

$$\$10 \times \left( \frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

*If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.*

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY ARN-1 dated March 26, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924038827/tm249100d39_424b5.htm

- Prospectus supplement dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

- Prospectus dated February 21, 2024:
  https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

*Our Central Index Key, or CIK, on the SEC website is 83246.* Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

# Investor Considerations

**You may wish to consider an investment in the notes if:**

- You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

**The notes may not be an appropriate investment for you if:**

- You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek principal repayment or preservation of capital.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

# Hypothetical Payout Profile

**Accelerated Return Notes®**



This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $12.452 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

# Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and term of your investment.**

The following table is based on a Starting Value of 100.00, the Participation Rate of 300% and the Capped Value of $12.452 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

| Ending Value | Percentage Change from the Starting Value to the Ending Value | Redemption Amount per Unit | Total Rate of Return on the Notes |
|---|---|---|---|
| 0.00 | -100.00% | $0.000 | -100.00% |
| 50.00 | -50.00% | $5.000 | -50.00% |
| 80.00 | -20.00% | $8.000 | -20.00% |
| 90.00 | -10.00% | $9.000 | -10.00% |
| 94.00 | -6.00% | $9.400 | -6.00% |
| 97.00 | -3.00% | $9.700 | -3.00% |
| 100.00[1] | 0.00% | $10.000 | 0.00% |
| 103.00 | 3.00% | $10.900 | 9.00% |
| 108.18 | 8.18% | $12.452[2] | 24.52% |
| 110.00 | 10.00% | $12.452 | 24.52% |
| 130.00 | 30.00% | $12.452 | 24.52% |
| 150.00 | 50.00% | $12.452 | 24.52% |
| 200.00 | 100.00% | $12.452 | 24.52% |

(1)     The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 90.94, which was the Closing Market Price of the Underlying Fund on the pricing date.

(2)     The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual prices of the Underlying Fund, see "The Underlying Fund" section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

**Redemption Amount Calculation Examples**

**Example 1**

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    50.00

$$\$10 \times \left(\frac{50}{100}\right)$$ **= \$5.000** Redemption Amount per unit

**Example 2**

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    103.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{103-100}{100}\right)\right]$$ **= \$10.900** Redemption Amount per unit

**Example 3**

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:    100.00

Ending Value:    130.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{130-100}{100}\right)\right]$$ **= \$19.000, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be \$12.452 per unit**

# Risk Factors

*We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in shares of the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.*

*In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."*

## Structure-related Risks

- Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

## Valuation- and Market-related Risks

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

## Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

**Market Measure-related Risks**

- The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

- As a noteholder, you will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company held by the Underlying Fund, and have not verified any disclosure made by any other company.

- There are liquidity and management risks associated with the Underlying Fund.

- The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

- The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See "Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds" beginning on page PS-26 of product supplement EQUITY ARN-1.

**Tax-related Risks**

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement EQUITY ARN-1.

# Additional Risk Factors

**The securities held by the Underlying Fund are concentrated in one sector.** The securities held by the Underlying Fund are issued by companies in the energy sector. As a result, the securities that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on the notes will be subject to certain risks similar to those associated with direct equity investments in the energy sector. The notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, environmental, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.

**Adverse conditions in the energy sector may reduce your return on the notes.** The Underlying Fund invests in companies that develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products and services in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. The stock prices of oil service companies could be subject to wide fluctuations in response to a variety of factors, including the ability of the OPEC to set and maintain production levels and pricing, the level of production in non-OPEC countries, the demand for oil and gas, which is negatively impacted by economic downturns, the policies of various governments regarding exploration and development of oil and gas reserves, advances in exploration and development technology and the political environment of oil-producing regions. Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely affect the performance of the Underlying Fund. All these factors may adversely affect the return on the notes.

**A limited number of securities may affect the price of the Underlying Fund, and the Underlying Index is not necessarily representative of the energy sector.** The number of securities held by the Underlying Fund is limited. In addition, a few top securities held by the Underlying Fund may constitute a substantial portion of its net assets. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlying Fund and the return on the notes.

While the securities included in the Underlying Index are equity securities of companies generally considered to be involved in the energy sector, the securities included in the Underlying Index may not follow the price movements of the entire energy sector generally. If the securities included in the Underlying Index (and, accordingly, the securities held by the Underlying Fund) decline in value, the Underlying Fund will decline in value even if security prices in the energy sector generally increase in value.

# The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, SSGA Funds Management, Inc. ("SSFM"). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled "Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund" beginning on page PS-29 of product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

**Description of the Energy Select Sector SPDR® Fund**
The Underlying Fund is an investment portfolio managed by SSFM. The Underlying Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "XLE."

The Select Sector SPDR® Trust is a registered investment company that consists of a number of separate Select Sector SPDR® Funds, including the Underlying Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a Select Sector Index. The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based, together, comprise all of the companies in the SPX.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

*Investment Objective and Strategy*

The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the Energy Select Sector Index (the "IXE"). The IXE measures the performance of the energy sector of the U.S. equity market. The IXE includes companies in the following sub-sectors: oil, gas and consumable fuels and energy equipment and services. The returns of the Underlying Fund may be affected by certain management fees and other expenses, which are detailed in its prospectus.

*Investment Strategy — Replication*

The Underlying Fund pursues the indexing strategy of "replication" in attempting to approximate the performance of the IXE. The Underlying Fund will generally invest in all of the equity securities included in the IXE. There may, however, be instances where SSFM may choose to overweight another stock in the IXE, purchase or sell securities not included in the IXE or utilize various combinations of other available investment techniques in seeking to track accurately the IXE. The Underlying Fund will normally invest at least 95% of its total assets in common stocks that comprise the IXE. The Underlying Fund may invest its remaining assets in cash, cash equivalents and money market instruments (including repurchase agreements and money market funds). Options and futures contracts, convertible securities and structured notes may also be used by the Underlying Fund in seeking performance that corresponds to the IXE and managing cash flows. The Board of Trustees of the Select Sector SPDR® Trust may change the Underlying Fund's investment strategy and other policies without shareholder approval.

*Correlation*

The IXE is a theoretical financial calculation, while the Underlying Fund is an actual investment portfolio. While the Underlying Fund seeks to track the performance of the IXE (i.e., achieve a high degree of correlation with the IXE), the Underlying Fund's return may not match the return of the IXE due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

**Description of the Energy Select Sector Index**

The IXE is a modified market capitalization-based index intended to track the movements of companies that are components of the SPX and that have been identified by GICS as companies in the energy sector, including companies in the energy equipment and services and oil, gas and consumable fuels industries.

The stocks included in the IXE are selected by the Index Compilation Agent from the universe of companies represented by the SPX. S&P's only relationship to the Underlying Fund is the licensing of certain trademarks and trade names of S&P, the S&P 500 Index and Select Sector Indices which are determined, composed and calculated by S&P.

*Construction and Maintenance*

The IXE is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the IXE has been selected from the universe of companies defined by the SPX.

- Each stock in the SPX is allocated to one and only one of the Select Sector Indices.

- The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index based on GICS. S&P has sole control over the removal of stocks from the SPX and the selection of replacement stocks to be added to the SPX.

- The IXE is calculated using a base-weighted aggregate methodology; that means the level of the IXE reflects the total market value of all of its component stocks relative to a particular base period. Statisticians refer to this type of index, one with a set of combined variables (such as price and number of shares), as a composite index.

- The IXE is calculated using the same methodology utilized by S&P in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of the IXE is computed by dividing the total market value of the companies in the IXE by a number called the "Index Divisor."

- The IXE is weighted, on a quarterly basis, based on the float-adjusted market capitalization of each of the component stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single component stock measured with prices as of the reference date and membership, shares outstanding and investable weight factors as of the rebalancing effective date may not exceed 25% of the total value of the IXE; and (ii) the sum of the component stocks with weight greater than 4.8% cannot exceed 50% of the total weight of the IXE.

- Rebalancing the IXE to meet the asset diversification requirements will be the responsibility of the S&P. If on the second Friday of any calendar quarter-end month (a "Quarterly Qualification Date"), a component stock (or two or more component stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such component stock (or component stocks) represents in the IXE will be reduced and the market capitalization-based weighted value of such component stock (or component stocks) will be redistributed across the component stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each component stock that exceeds 24% of the total value of the IXE will be reduced to 23% of the total value of the IXE and the excess amount will be redistributed proportionally across the remaining component stocks that each represent less than 23% of the total value of the IXE. If as a result of this redistribution, another component stock then exceeds 23%, the redistribution will be repeated as necessary until no company breaches the 23% weight cap. Second, if the sum of component stocks that each exceed 4.8% of the total value of the IXE exceeds 50% of the total value of the Index, the component stocks will be ranked in descending order of their float-adjusted market capitalization, and the first component stock to cause the 50% limit to be breached will be reduced to 4.5% and the excess amount will be distributed proportionally across all remaining component stocks that represent less than 4.5% of the total value of the IXE. This redistribution process will be repeated as necessary until at least 50% of the value of the IXE is accounted for by component stocks representing no more than 4.8% of the total value of the IXE. If necessary, this reallocation process may take place more than once to ensure that the IXE and the Select Sector SPDR Fund portfolio based upon it conform to the requirements for qualification of the Select Sector SPDR Fund as a regulated investment company ("RIC"), under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

  This occurs at the closing prices of the second Friday of March, June, September and December and becomes effective after the market close on the third Friday of March, June, September and December.

- If, on the second to last business day of March, June, September, or December a company has a weight greater than 24% or the sum of the companies with weights greater than 4.8% exceeds 50%, a secondary rebalancing will be triggered with the rebalancing effective date being after the close of the last business day of the month. This secondary rebalancing will use the closing prices as of the second to last business day of March, June, September, or December, and membership, shares outstanding, and investable weight factors as of the rebalancing effective date.

The Index Compilation Agent at any time may determine that a component stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index, or that it should remain in the Select Sector Index and be assigned to an additional Select Sector Index. In the event that the Index Compilation Agent notifies the S&P that a component stock's Select Sector Index assignment should be changed, the S&P will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that component stocks will change sectors frequently. Component stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the SPX insofar as practicable.

*The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2014 through May 30, 2024. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $90.94. The graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.*

**Historical Performance of the Underlying Fund**



*This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.*

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

# Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

**Role of MLPF&S and BofAS**

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-6 of product supplement EQUITY ARN-1.

# Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

- Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-36 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the

prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

**You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement EQUITY ARN-1.**

# Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the senior indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the senior indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York and the federal laws of the United States of America. Insofar as this opinion involves matters governed by English law, Mayer Brown LLP has relied, with the issuer's permission, on the opinion of Mayer Brown International LLP, dated as of February 21, 2024, filed as an exhibit to the registration statement by the issuer on February 21, 2024, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Mayer Brown International LLP. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the senior indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form F-3 dated February 21, 2024.

# Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Accelerated Return Notes®" and "ARNs®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.